

Mail Stop 3561

May 24, 2016

Via E-mail
Jerome S. Griffith
Chief Executive Officer and President
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re: Tumi Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2016**
> **File No. 001-35495**

Dear Mr. Griffith:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 24

1. We reissue comment 1 in our April 20, 2016 letter. We note in your response that Tumi believes that the February 16 – March 3, 2016 negotiation period should be viewed as a distinct negotiation, but that you disclose on page 26 that on November 10, 2015 the Tumi board determined to proceed with negotiations with Samsonite on the basis of the $26.75 per share proposed by Samsonite. Please discuss in this section of the filing the price negotiations during the past two years that led the board to accept the final offer of $26.75 per share when it "was aware of the 'indicative value' discussed in Samsonite's May 12, 2015 indication of interest and the ranges discussed in the September 1, 2015 letter from Samsonite," as stated on page 33. See Item 1005(b) of Regulation M-A.

Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP